03011653

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

SEC FILE NUMBER
8-53390

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 2 8 2003
DIVISION OF MARKET REGULATION

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/02 (MM/DD/YY) AND ENDING 12/31/02

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Chicago Securities Group, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

401 South LaSalle Street, Suite 901
(No. and Street)

Chicago (City) Illinois (State) 60605 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas R. Lavery (312) 786-5165
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center (Address) New York (City) New York (State) 10281-1414 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 3 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

MAR 1 2 2003

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the Member of
Chicago Securities Group, LLC:

We have audited the accompanying statement of financial condition of Chicago Securities Group, LLC (the "Company") as of December 31, 2002, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. Our procedures included a review of the Company's control activities for safeguarding securities. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Chicago Securities Group, LLC at December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Deloitte + Touche LLP

February 25, 2003

CHICAGO SECURITIES GROUP, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Cash and cash equivalents	$ 229,977
Cash segregated in compliance with federal regulations	158,722
Due from broker-dealers and clearing organizations	3,713,688
Deposit with clearing organizations	210,000
Financial instruments owned - at fair value	261,294
Accounts receivable	158,299
Exchange memberships and specialist rights	
- net of accumulated amortization of $129,223	5,721,677
Goodwill and other intangible assets	5,742,382
Equipment and leasehold improvements at cost	
- net of accumulated depreciation and amortization of $8,953	44,002
Other assets	9,000
TOTAL ASSETS	$ 16,249,041

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES	
Bank loan	$ 1,676,000
Due to broker-dealers and clearing organizations	140,313
Financial instruments sold, not yet purchased - at fair value	86,864
Accounts payable and accrued expenses	882,941
Total liabilities	2,786,118
MEMBER'S EQUITY	13,462,923
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 16,249,041

See notes to statement of financial condition.

1. ORGANIZATION, NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Acquisition and Reorganization - On June 28, 2002, Chicago Securities Group, LLC's ("Company") ownership structure underwent a reorganization (the "reorganization"). Through June 28, 2002 the Company (formerly known as Quick Stock, LLC) was owned 100% by Chicago Securities Group, LP ("CSG LP") and had limited operations. Effective close of business June 28, 2002, CSG LP contributed its operating assets (including specialist rights, exchange memberships and fixed assets) to the Company. Simultaneously, CSG LP sold the Company to Automated Trading Desk, LLC for an initial 8% ownership in Automated Trading Desk, LLC ("Parent") (the "acquisition"). The Company is owned 100% by the Parent. See footnote 2 for further discussion of the acquisition.

Nature of Operations – The Company is a Chicago Stock Exchange specialist and floor broker. A specialist provides for a fair and orderly market for securities in which it is authorized to trade. A floor broker executes orders as agent for institutional clients. The Company is a self-clearing broker-dealer through the Chicago Stock Exchange which performs certain back-office administration.

Use of Estimates – The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the statement of financial condition and related disclosures. Estimates, by their nature, are based on judgment and available information. Management believes that the estimates utilized in the preparation of the statement of financial condition are prudent and reasonable. Actual results could differ materially from those estimates.

Financial Instruments – Financial instruments owned and financial instruments sold, not yet purchased, are recorded on a trade date basis at fair value. The fair value of trading positions is based on listed market prices. Such financial instruments consist primarily of equity securities.

Commissions Revenue - The Company acts as agent in trade execution for institutional clients earning commissions revenue which is recorded on trade date.

Cash and Cash Equivalents - The Company considers all highly liquid temporary cash investments purchased with a maturity of three months or less to be cash equivalents, which includes money market funds.

Depreciation and Amortization – Equipment is recorded at cost and depreciated on a straight-line basis over the estimated useful life of five years. Leasehold improvements are recorded at cost and amortized on a straight-line basis over their expected life or the remaining term of the lease, whichever is shorter.

Goodwill and Intangible Assets – Goodwill represents the excess of costs over the fair value of net assets, including identifiable intangibles, acquired in the Parent's acquisition of the Company as of June 28, 2002. Identifiable intangibles with definite lives are amortized over their useful lives, using the straight-line method. Goodwill and intangibles with an indefinite life will be tested annually to

identify impairment. It is the Company's policy to measure impairment using a projected discounted cash flow model. See footnote 2 for further discussion of the acquisition and the related goodwill and intangible assets.

New Accounting Pronouncements – In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 141, "*Business Combinations*," and SFAS No. 142, "*Goodwill and Other Intangible Assets*." SFAS No. 141 eliminates the pooling method of accounting for business combinations. It was effective for transactions occurring after June 30, 2001 and did not have a material impact on the statement of financial condition of the Company. SFAS No. 142 eliminates the amortization of goodwill and requires goodwill to be periodically tested for impairment. The Company adopted SFAS No. 142 on January 1, 2002 with no material impact on the statement of financial condition at that time.

In August 2001, the FASB issued SFAS No. 144, "*Accounting for the Impairment or Disposal of Long-Lived Assets*" ("SFAS No. 144"), which supersedes FASB Statement No. 121, "*Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of*", and the accounting and reporting provisions of APB Opinion No. 30, "*Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions*", for the disposal of a segment of a business. SFAS No. 144 resolves significant implementation issues associated with SFAS No. 121. The Company adopted SFAS No. 144 on January 1, 2002 with no material impact on the statement of financial condition at that time.

In November 2002, the FASB issued Interpretation No. 45, "*Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*," ("FIN No. 45"). FIN No. 45 requires a guarantor to recognize, at the inception of the guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The recognition and measurement provisions are effective for guarantees made or modified after December 31, 2002. The disclosure provisions are effective for fiscal periods ending after December 15, 2002. In the ordinary course of business the Company has various guarantees embedded in certain of its exchange membership and clearing organization agreements which are on the same terms as other members. The Company will adopt the recognition and measurement provisions of FIN No. 45 in fiscal year 2003 and does not expect the adoption to have a material impact on the statement of financial condition.

2. ACQUISITION AND RELATED GOODWILL AND INTANGIBLE ASSETS

Effective close of business June 28, 2002, the Parent acquired the Company as a result of the acquisition and reorganization described in footnote 1. As discussed, the acquisition required CSG LP to contribute its operating assets (including specialist rights, exchange memberships and fixed assets) to the Company in exchange for an initial 8% ownership in the Parent. The acquisition was accounted for using the purchase method of accounting and accordingly, the purchase price was allocated to the assets acquired based on their estimated fair values on the acquisition date with the excess allocated to goodwill and other identified intangible assets.

Under the terms of the acquisition, the ATD Holdings, Inc. ("ATDH"), which owns 92% of the Parent, has a unilateral right to rescind the transaction, subject to certain price adjustments, at any time within 12 months following the date of the acquisition.

Also, the terms of the acquisition include certain performance adjustments which would adjust the percentage of ownership of the Parent between ATDH and CSG LP if certain thresholds are met or

missed. There are 3 one-year earnout periods for the performance adjustments, commencing on July 1, 2002, and ending June 30, 2005. The thresholds are a function of the earnings of the Company adjusted for certain items, including interest, taxes, depreciation, amortization, and valuation allowances under SFAS No. 144 determined in accordance with accounting principals generally accepted in the United States of America. ATDH is required to provide an additional 1% ownership of the Parent to CSG LP if the Company meets or exceeds certain thresholds in each earnout period. Also, ATDH can take back 1% ownership of the Parent from CSG LP if the Company does not meet certain other thresholds in each earnout period. At December 31, 2002, there is uncertainty as to the ultimate resolution of the performance adjustment for the first period which ends on June 30, 2003. Therefore, no adjustment has been reflected in the accompanying statement of financial condition for this performance adjustment.

The purchase price of $12,225,551 consisted of an exchange of 4,000,000 units of the Parent's stock plus $745,551 of related direct transaction costs. The direct transaction costs related to the merger consisted primarily of legal, accounting, financial advisor, and other professional fees. In accounting for the transaction and setting the price, management relied on two valuation computations performed by two external valuation firms. One firm valued the units of the Parent's common stock while another firm valued the identifiable intangible assets. The purchase price was allocated to the Company from the Parent and reflected in the accompanying statement of financial condition.

The purchase price at the date of acquisition was allocated as follows:

Exchange memberships	$1,276,000
Fixed assets	38,269
Identifiable intangible assets:	
Specialist rights	5,168,900
Trade name	303,400
Goodwill	5,438,982
Total	$12,225,551

The fair value of the intangible assets acquired was determined based upon an independent valuation model using the income approach as an estimation of the present value of expected future monetary benefits.

The specialist rights are amortized over their expected useful life of 20 years. The trade name and the goodwill have an indefinite life and will not be amortized as appropriate under SFAS No. 142. Neither the identifiable intangible assets nor the goodwill were impaired at December 31, 2002.

At December 31, 2002, the exchange memberships value was tested and was determined by management to be permanently impaired based on the provisions of SFAS No. 144 using a five year history of bid, offer and sales. As a result, the impairment is reflected in the accompanying statement of financial condition.

3. FAIR VALUE OF FINANCIAL INSTRUMENTS

With the exception of exchange memberships, specialist rights, goodwill and other intangible assets, substantially all of the Company's assets and liabilities are considered financial instruments, and are either already reflected at fair value or are short-term or replaceable on demand. Therefore, their carrying amounts approximate their fair values.

4. INCOME TAXES

The Company is a single member LLC whose Parent is responsible for reporting the Company's income or loss under applicable tax statutes and regulations. The Company is treated as a disregarded entity under Federal income tax regulations.

5. RELATED PARTY TRANSACTIONS

The Parent provides the Company with some administrative and accounting staff. Pursuant to an agreement, the Company pays monthly management fees to the Parent. The fees resulting from the agreements are assessed periodically throughout the year. The Company has a nominal outstanding payable to the Parent as of December 31, 2002.

The Company leases three Chicago Stock Exchange seats from two related parties. The leases can be cancelled by either party with 30 days notice.

The Company clears business for a firm owned 100% by an employee resulting in a payable in the amount of $140,313 included in Due to broker-dealer and clearing organizations.

6. BANK LOAN

Bank loan represents outstanding borrowings under a $2,500,000 revolving credit line with a financial institution at an interest rate of prime less one percent. Borrowings are fully collateralized with financial instruments owned. The value of the collateral at December 31, 2002 was $3,670,101. In addition, the Parent has guaranteed all borrowings under the revolving credit line.

7. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

In connection with its specialist activities, the Company enters into transactions in a variety of securities. These financial instruments may have market risk and/or credit risk in excess of the amounts recorded in the statement of financial condition.

The Company has sold securities it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the statement of financial condition, at market values of the related securities and will incur a loss if the market value of the securities increases subsequent to the dates reported.

In addition, exposure to market risk is influenced by a number of factors, including the relationships between financial instruments and the volatility and liquidity in the markets in which the financial instruments are traded. In many cases, the use of financial instruments serves to mitigate market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk. The Company attempts to manage its exposure to market risk arising from the use of these financial instruments through various analytical monitoring techniques.

Credit risk arises from the potential inability of counterparties to perform in accordance with the terms of the contract. The Company's exposure to credit risk associated with counterparty nonperformance is limited to the current cost to replace all contracts in which the Company has a gain. Exchange-traded financial instruments generally do not give rise to significant counterparty exposure due to the cash settlement procedures for daily market movements or the margin requirements of the individual exchanges.

8. **REGULATORY REQUIREMENTS**

Pursuant to the Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital equal to the greater of $250,000 or 6 2/3 percent of "aggregate indebtedness," as those terms are defined, should not exceed 15 to 1. At December 31, 2002, the Company had net capital of $1,840,498 and $1,590,498 in excess of its required net capital of $250,000. The Company's aggregate indebtedness ratio was .48 to 1.

The Company performs the computation for assets in the proprietary accounts of its introducing brokers ("PAIB") in accordance with the customer reserve computation set forth in Rule 15c3-3 under the Securities Exchange Act of 1934, so as to enable introducing brokers to include PAIB assets as allowable assets in their net capital computations (to the extent allowable under the Net Capital Rule). The computation resulted in Cash segregated in compliance with federal regulations of $158,722.

9. **COMMITMENTS AND CONTINGENCIES**

In the normal course of its business, the Company is subject to inquiries and audits by various regulatory authorities. As a regulated entity, the Company may be subject to disciplinary actions as a result of current or future examinations which could have a material adverse effect on the Company's financial position.

The Company conducts its operations from office space under an operating lease that expires in April 2005. CSG LP assigned the office lease to the Company effective the close of business June 28, 2002. Future minimum lease commitments under such lease as of December 31, 2002 were:

Year	Amount
2003	$40,918
2004	42,136
2005	14,183
Total	$97,237

The Company maintains a rental property near the Parent's location. The lease expires on April 30, 2003 and future minimum lease commitments are $7,900.

* * * * * *

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.deloitte.com

Deloitte & Touche

February 25, 2003

Chicago Securities Group, LLC
401 South LaSalle Street, Suite 901
Chicago, Illinois 60605

In planning and performing our audit of the financial statements of Chicago Securities Group, LLC (the "Company") for the year ended December 31, 2002 (on which we issued our report dated February 25, 2003), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Company (including tests of compliance with such practices and procedures) that we considered relevant to the objectives stated in Rule 17a-5(g): (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e) (including the practices and procedures followed by the Company in making the periodic computations for proprietary accounts of introducing brokers ("PAIB")); (2) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that

they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the Chicago Stock Exchange, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte + Touche LLP